Filed by: Oxford Health Plans, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Oxford Health Plans, Inc.
Commission File No. 1-16437

On April 26, 2004, Oxford Health Plans, Inc. posted the following Q&A on its intranet website.

General Q&A

Q: What are the terms of the deal and the consideration being offered?
A: The total consideration will include a combination of approximately 54.7 million United shares and $1.390 billion in cash. Oxford will become a wholly owned subsidiary of UnitedHealth Group. UnitedHealthcare and Oxford have signed a definitive merger agreement. The transaction is pending Oxford stockholder and regulatory approval. Estimated closing date is sometime in the 4th quarter.
Q: Is this deal taxable for shareholders?
A: It is anticipated that the equity portion of this transaction will qualify as tax free to shareholders.
Q: Why does this transaction make sense? What are the synergies?
A: This transaction joins together two highly complementary organizations. United is a Fortune 50 company and one of the industry's prominent national brands. Oxford is the leading regional brand in one of the most important markets in the country.
UnitedHealthcare's outstanding track record of industry leadership, a strong national platform and technological capabilities is a natural strategic fit with Oxford's strong regional focus and relationships, comprehensive and innovative product offering, and outstanding service reputation.
As a result, this transaction allows both companies to realize significant growth opportunities as well as benefits for our clients, members, providers and employees.
Q: Where do you see the growth opportunities?
A: By offering our current products and services through new channels, driving a national platform, managing our costs, and enhancing our offerings, we can create new opportunities for revenue and earnings growth while responding to the business needs of the people we serve.
Oxford will now be in the position to market and service business that is a natural extension of our traditional client base—for example, by providing national coverage to tri-state employers with regional offices around the country.
Q: How long have discussions been going on?
A: We will not comment on the details surrounding the negotiation.
Q: When will the transaction close?
A: We are hoping to complete this deal by the end of the fourth quarter.
Q: What happens if the deal does not go through? Are there any collar or breakup fee arrangements?
A: Oxford and United senior management teams are committed to completing this deal in as quickly and as smoothly as possible, and will not at this time comment on anything to the contrary.
Q: Where will the corporate headquarters be?
A: We will retain our existing offices.
Q: What will be the organizational structure of the Company?
A: Oxford will be a wholly owned subsidiary of UnitedHealth Group. Chuck Berg will continue as CEO. The New York Healthplan of UnitedHealthcare will become part of the Oxford organization. Craig Keyes will report to Chuck Berg.
Q: What will happen to the Oxford brand and the Oxford name?
A: The Oxford name and brand will be remain intact for the foreseeable future.
Q: What kind of golden handcuffs and/or golden parachute provisions does this deal include for Oxford's executives?
A: We do not comment on this level of transactional detail.
Q: Was this deal done out of desperation by one or both companies?
A: No. Both companies are financially stable industry leaders with solid brand value and core competencies. This merger was driven by marketplace and growth opportunities. Combining UnitedHealthcare's national provider network and operational capabilities with Oxford's innovative plan design, established regional relationships and reputation for outstanding service will allow both companies to offer enhanced flexibility, cost efficiency and a diverse product portfolio to an expanded customer base.

Q: How does this deal compare to the offer from WellChoice?
A: We will not comment.
Q: There have been rumors on and off for years about a transaction involving Oxford... why this deal and why now?
A: Our markets and services are very complementary. UnitedHealthcare has developed products that serve our individual, small and large employer markets on a regional and national basis. Oxford has a very strong presence in the Northeast marketplace from a customer, product and network perspective. As we've noted, it's a marriage that makes sense from the perspective of delivering better information, services and lower costs to more consumers, employers and providers.
Q: How will you rationalize different policies and procedures such as disclosure, price transparency, fee schedules, upcoding?
A: We will continue to interact with our providers, employer groups and brokers based on their current agreements with the two companies.
Q: Are there business practices at either company that will have to be changed?
A: That will be determined by the transition team after the deal closes.
Q: What approvals is the deal subject to? What are the anti-trust risks to the transaction?
A: The transaction must be approved by shareholders and regulators. United and Oxford will work collaboratively with all the various state regulatory authorities to ensure the smooth closure of this merger.
Q: Do you anticipate any opposition to this deal?
A: We have no knowledge of the opposition.
Q: Will this affect your ability to sign new business?
A: One of the key rationales for this merger is to serve as a catalyst for growth. We strongly believe that merging our competencies and respective strengths with result in significant new business opportunities for both companies.
Q: Do any of the large customers have a "change of control" out clause that you are concerned about?
A: We do not comment on our contractual relationships.
Q: What customer disruption and risk do you anticipate? Will you be able to retain your accounts?
A: This transaction has no immediate impact on our relationships with our customers. Our contracts and level of commitment remain unchanged. We are working diligently to ensure a seamless integration with no interruptions to service or care.
Q: What will providers think of the merger?
A: Oxford's solid relationship with providers is a touchstone of our brand. This merger will have no immediate impact on our contractual relationships of commitment to the hospitals and physicians in our network.
Q: How does this impact fee arrangements and hospital contracts?
A: We will continue to abide by our provider contracts.
Q: How will partners like Orthonet & Triad react? Will this merger impact the relationship?
A: This merger has no immediate impact on Oxford's relationships with our partners.
Q: What will your existing members think about the merger? How do you expect it to affect them?
A: The cornerstone of the Oxford brand is our commitment to providing outstanding service and innovative product options to our members. We believe that this merger will enable us to deliver even more flexibility and cost efficiency to our members. Moreover Oxford is working diligently to ensure a seamless integration with no interruptions to service and care.
Q: How are your competitors going to react?
A: We cannot speculate on how our competitors may respond to this merger. However, we feel that this transaction will result in numerous benefits for both Oxford's and United's employees, customers and providers as well as consumers at large.
Q: What will Congress think of the combination? Is it a positive or a negative with regard to the Medicare?
A: Oxford is committed to serving the Medicare-eligible population in our marketplace and will continue to look for ways to enhance benefits and increase our geographic reach.
Q: Does this enhance your specialty strategy (disease management programs/alternative therapies)? How will you be expanding your portfolio in this arena?
A: Oxford is committed to helping its members with chronic diseases and will continue to introduce new programs grounded in evidence-based medicine guidelines to help our members who suffer from chronic illnesses, particularly diabetes, congestive heart failure and certain forms of cancer.
Q: Why is this transaction good news for consumers at large?
A: The merger will enable Oxford to better serve its existing customers and provide access to high quality affordable healthcare to a greater number of communities and citizens.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking information about Oxford Health Plans, Inc. ("Oxford"), UnitedHealth Group Incorporated ("UnitedHealth Group") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Oxford and UnitedHealth Group, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Oxford and UnitedHealth Group; the parties' ability to consummate the proposed merger with, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate Oxford's operations into UnitedHealth Group's UnitedHealthcare unit; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; changes in federal or state regulation relating to health care and health benefit plans; the state of the economy; rising medical costs or higher utilization of medical services, including higher out-of-network utilization under point-of-service plans and new drugs and technologies; competitive pressure on the pricing of Oxford's products, including acceptance of premium rate increases by Oxford's commercial groups; higher than expected administrative costs in operating Oxford's business and the cost and impact on service of changing technologies; the ability of Oxford to maintain risk transfer, risk sharing, incentive and other provider arrangements and the resolution of existing and future disputes over the reconciliations and performance under such arrangements; any changes in Oxford's estimates of its medical costs and expected cost trends; the impact of future developments in various litigation matters and the periodic examination, investigation and review of Oxford by various federal and state authorities; Oxford's ability to renew existing members and attract new members; Oxford's ability to develop processes and systems to support its operations and any future growth and administer new health care benefit designs; and any future acts or threats of terrorism or war. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Oxford nor UnitedHealth Group undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Oxford's and UnitedHealth Group's various SEC reports, including, but not limited to, each party's Annual Report on Form 10-K for the year ended December 31, 2003.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger of Oxford and UnitedHealth Group. In connection with the proposed transaction Oxford and UnitedHealth Group intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a prospectus and proxy statement. STOCKHOLDERS OF OXFORD ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to stockholders of Oxford. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov and Oxford stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Oxford. Such documents are not currently available.

Participants in Solicitation

UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Oxford common stock in respect of the proposed transaction. Information about the directors and executive officers of UnitedHealth Group is set forth in the proxy statement for UnitedHealth Group's 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2004. Investors may obtain additional information regarding the interest of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

Oxford and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Oxford common stock in respect of the proposed transaction. Information concerning Oxford's participants is set forth in the proxy statement, dated March 31, 2003, for Oxford's 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.